SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

           INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (AMENDMENT NO. 1)(1)

                               GRIFFON CORPORATION
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    398433102
                                 (CUSIP NUMBER)


                             Gary T. Moomjian, Esq.
                   Kramer, Coleman, Wactlar & Lieberman, P.C.
                        100 Jericho Quadrangle, Suite 225
                             Jericho, New York 11753
                                 (516) 937-5900
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 8, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 5 Pages)
----------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 398433102                  13D                       PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSONS
         I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Harvey R. Blau
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)   [   ]
                                                                   (b)   [ X ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS *
         PF

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

  NUMBER OF         7.      SOLE VOTING POWER                          3,147,464
  SHARES            ------------------------------------------------------------
  BENEFICIALLY      8.      SHARED VOTING POWER                              -0-
  OWNED BY          ------------------------------------------------------------
  EACH              9.      SOLE DISPOSITIVE POWER                     3,114,535
  REPORTING         ------------------------------------------------------------
  PERSON WITH       10.     SHARED DISPOSITIVE POWER                         -0-

--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,147,464
--------------------------------------------------------------------------------

  12.    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [X]
--------------------------------------------------------------------------------

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.5%
--------------------------------------------------------------------------------

  14.    TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         This  Amendment  No. 1 to  Schedule  13D  amends  and  supplements  the
Schedule 13D (the "Schedule 13D") filed on January 23, 1998 by Harvey R. Blau. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the
Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this statement is Harvey R. Blau, a United States citizen. Mr. Blau's business address is 100 Jericho Quadrangle, Suite 224, Jericho, New York 11753. Mr. Blau's principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer, a diversified manufacturing company, with executive offices at 100 Jericho Quadrangle, Suite 224, Jericho, New York 11753, and Chairman of the Board and Chief Executive Officer of Aeroflex Incorporated, a producer of microelectronic and test solutions, with executive offices at 35 South Service Road, Plainview, New York 11803.

         During the last five years, Mr. Blau has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Shares owned by Mr. Blau were acquired with cash from personal funds or through the cashless exercise of stock options. Mr. Blau did not acquire any Shares within the last 60 days. Mr. Blau's wife made open market purchases of Shares within the last 60 days using cash from her personal funds in the aggregate amount of $427,479. Shares purchased by Mr. Blau's wife prior to the last 60 days were acquired with cash from her personal funds. Mr. Blau disclaims beneficial ownership of the 76,110 Shares owned by his wife.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Blau acquired the Shares for investment purposes. From time to time Mr. Blau may acquire additional Shares or dispose of some or all of the Shares owned by him. Mr. Blau is Chairman of the Board and Chief Executive Officer of the Issuer and intends to exercise his duties as an officer of the Issuer and as a member of the Board of Directors of the Issuer, which may result in the consummation of certain of the transactions or matters described in paragraphs
(a) through (j) of Item 4 of Schedule 13D. Other than as set forth herein, Mr. Blau presently has no plans or proposals which relate to or would result in the occurrence of any of the events listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a)    Aggregate number of Shares beneficially  owned:  3,147,464 (1)
                  Percentage: 9.5%

           (b)    1. Sole  power to vote or to  direct  vote:  3,147,464  (1)
                  2. Shared power to vote or to direct vote: 0
                  3. Sole  power to dispose or to direct the
                     disposition: 3,114,535 (1) (2)
                  4. Shared power to dispose or to direct the
                     disposition: 0

           -----------

(1) Includes options to purchase an aggregate of up to 2,428,000 Shares that are currently exercisable and 275,000 Shares issuable pursuant to the Senior Management Incentive Compensation Plan of the Issuer. Does not include 76,110 Shares owned by Mr. Blau's wife, as to which Mr. Blau disclaims beneficial ownership.

(2) Does not include 32,929 Shares that Mr. Blau has the right to vote pursuant to the terms of the Employee Stock Ownership Plan of the Issuer but does not have the right to dispose of or to direct the disposition of.

           (c) Mr. Blau did not effect any transactions in the Shares during the past 60 days. Mr. Blau's wife made the following open market purchases of Shares during the past 60 days:

               DATE                   NUMBER OF SHARES       PRICE PER SHARE
               ----                   ----------------       ---------------

               August 8, 2005           600                           $23.44
               August 8, 2005           400                           $23.55
               August 8, 2005         1,000                           $23.60
               August 8, 2005         3,000                           $23.62
               August 9, 2005         3,000                           $23.60
               August 16, 2005        1,000                           $23.90
               August 16, 2005        1,000                           $23.877
               August 16, 2005        1,000                           $23.873
               August 16, 2005        3,000                           $23.86
               August 16, 2005        1,000                           $23.875
               August 16, 2005        2,000                           $23.87
               August 16, 2005        1,000                           $23.89


               Mr. Blau disclaims beneficial ownership of the Shares owned by his wife.

           (d) Mr. Blau's wife has the right to receive dividends from and the proceeds from the sale of the Shares owned by her.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 29, 2005



                                                             /s/ Harvey R. Blau
                                                             ------------------
                                                                 Harvey R. Blau

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